Exhibit 12

HealthSouth and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2003	2002
	(In Thousands)
COMPUTATIONS OF EARNINGS:
Pretax loss from continuing operations before cumulative effect of accounting change, adjustments for minority interests in earnings of consolidated affiliates, or equity in net income of nonconsolidated affiliates	(56,968)	(407,502)	(309,366)
Fixed Charges	314,064	273,936	255,388
Distributed income of equity investees	17,029	8,561	17,644
Interest Capitalized	(8,412)	(5,871)	(739)

Total Earnings	265,713	(130,876)	(37,073)

COMPUTATION OF FIXED CHARGES:
Interest Expensed and Capitalized	314,064	273,936	255,388

Total Fixed Charges	314,064	273,936	255,388
RATIO OF EARNINGS TO FIXED CHARGES	0.85	(0.48)	(0.15)

For the years ending December 31, 2003 and 2002, the Company had an earnings-to-fixed charges coverage deficiency of approximately $405 million and $292 million, respectively.